MEMORANDUM
June 21, 2006
     This Memorandum, together with Amendment No. 4 to the Form S-1 (Commission File No. 333-133423) (the “Form S-1”) filed by WESCO International, Inc. (“WESCO International”) and WESCO Distribution, Inc. (“WESCO Distribution”), sets forth the responses of WESCO International and WESCO Distribution to the comment of the Staff of the Securities and Exchange Commission communicated by letter dated June 20, 2006 with respect to the Form S-1.
Exhibit 8.1
COMMENT NO. 1:
     We note your response to our prior comment 2. Please tell us what documents are subject to the due execution and delivery assumption in paragraph “1.” Why are those documents necessary for the opinion given? Why is it appropriate for investors to bear the risk of the assumption being untrue?
RESPONSE:
     We have filed a revised opinion of counsel as an exhibit to Amendment No. 4 to the Form S-1. In particular, our counsel has clarified the identity of documents that it examined in rendering its opinion. In addition, our counsel has removed the assumptions previously contained in numbered paragraphs 1 through 3 regarding such documents.